Exhibit 99.1

TowerJazz Presents Fourth Quarter and Full Year 2012 Financial Results

Full Year 2012 Revenues of $639 Million up 5% YoY

MIGDAL HAEMEK, Israel – February 14, 2013 – TowerJazz, the global specialty foundry leader, today announced financial results for the fourth quarter and full year, ended December 31, 2012.

Highlights
•
Record full year revenues of $638.8 million, up 5% year-over-year, further cementing TowerJazz’s position as the #1 specialty foundry; $164 million EBITDA for 2012, reflecting 26% EBITDA margins and up 6% year-over-year;

•	Improvement in full year non-GAAP gross and operating margins at 37% and 26%, respectively as compared to 36% and 25% in 2011, respectively;
•	Full year non-GAAP net profit of $132 million and net margin of 21%, higher than $124 million and 20% net margin in 2011;
•	End of year cash balance of $133 million as compared to $101 million as of December 31, 2011.

CEO Perspective

Russell Ellwanger, Chief Executive Officer of TowerJazz, commented: "2012 was a noteworthy and strategically significant year for the company. We acquired the Nishiwaki factory with an understanding of long term capacity needs of our business. This demand is being realized and satisfied in the Nishiwaki factory with the press released Vishay-Siliconix advanced technology transfer, a very large Asian based fabless existing customer transferring its highest volume flow to Nishiwaki and multiple new Japanese and Korean customer engagements.  Our recent introduction of an advanced SOI Switch platform opens a new market for us and has already realized over 25 customer tape-outs. In 2012, we had over 450 full mask set tape outs and left the year with more than 400 new design wins. These numbers are at record levels and a strong indicator of customer traction and continued growth."

Ellwanger further stated: "In the immediate, we see revenue reduction as per the planned contractual decrease in the Micron volume agreement in Nishiwaki. We see this as short term, corrected by the qualification and ramp of the above mentioned Nishiwaki based activities, as well as other strategic initiatives in new markets such as the SOI Switch. Our worldwide presence and specialty technology offerings have enabled us to create a competitive advantage for our customers and we expect further market share growth in our chosen value add segments during 2013."

Full year 2012 summary

2012 revenues were a record $638.8 million, an increase of 5 percent over revenues of $611.0 million for 2011.

On a non-GAAP basis, we achieved improvements in gross profit, operating profit and net profit.

Gross profit on a non-GAAP basis for 2012 was $233 million or gross margin of 37%, an improvement over the $219 million or gross margin of 36% in 2011.

Non-GAAP operating profit for 2012 was $165 million or operating margin of 26% compared with an operating profit of $155 or operating margin of 25% million in 2011.

Net profit for 2012, on a non-GAAP basis was $131.5 million or net margin of 21%, as compared to $124.0 million or net margin of 20% in 2011.

On a GAAP basis, 2012 net loss was $70 million or $3.25 per share compared with a net loss of $19 million, or $0.92 per share in 2011. As compared to the previous year, financing expenses increased, mainly due to GAAP, non-cash financing expenses resulting from the changes in the fair market value of part of our debentures and warrants which are recorded at fair market value per GAAP and from the effect of the NIS/USD exchange rate changes on our NIS denominated debentures. Excluding financing expenses and the one-time items in 2011 of gain from the sale of the Company’s investment in HHNEC and the one-time gain from acquisition in 2011, and excluding the one-time acquisition related and reorganization costs, net of taxes, net loss in 2012 was $12 million as compared to $4 million in 2011.

EBITDA for 2012 improved to $164 million compared with $155 million in 2011.

The Company's cash and short-term deposits balance as of December 31, 2012 was $133 million as compared to $101 million as of December 31, 2011. Positive cash flow from operations for the year was $75 million (or $95 million excluding the one-time reorganization payments).

Fourth quarter 2012 results summary

Fourth quarter 2012 revenue reached $147.6 million as compared with $154.6 million in the prior quarter.

On a non-GAAP basis, as described and reconciled below, gross profit for the fourth quarter of 2012 was $49 million, representing a 33 percent gross margin, similar to the  gross margin reported in the fourth quarter of 2011.

Operating profit on a non-GAAP basis in the fourth quarter of 2012 was $32 million, representing an operating margin of 22 percent, compared with operating margin of 23 percent, as reported in the fourth quarter of 2011.

On a GAAP basis, net loss in the fourth quarter of 2012 was $23 million or $1.05 per share as compared to a $17 million net loss or $0.79 per share in the fourth quarter of 2011.

On a non-GAAP basis, net profit in the fourth quarter of 2012 was $22 million or $0.99 per share, representing a net margin of 15%. This is compared to $34 million or $1.60 per share in the fourth quarter of 2011

Financial Guidance
TowerJazz forecasts revenues of $110 to $120 million in the first quarter of 2013. We view this revenue level as short term in line with the Micron volume agreement. Based upon tape out activity and specific engagements, we foresee growth throughout the year.

Conference Call and Web Cast Announcement
TowerJazz will host a conference call to discuss fourth quarter and full year 2012 results today, February 14, 2013, at 10:00 a.m. Eastern Time / 5:00 p.m. Israel time.

To participate, please call: 1-888-407-2553 (U.S. toll-free number) or +972-3-918-0609 (international) and mention ID code: TOWER-JAZZ. Callers in Israel are invited to call locally by dialing 03-918-0609. The conference call will also be Web cast live at www.earnings.com and at www.towerjazz.com and will be available thereafter on both websites for replay for a period of 90 days, starting a few hours following the call.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor and its fully owned Japanese subsidiary TowerJazz Japan, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

As previously announced, beginning with the fourth quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) acquisition related and reorganization costs,  one time gain from acquisition and one time gain from the sale of HHNEC shares, (4) financing expenses, net other than interest accrued, such that non-GAAP financial expenses, net include only interest accrued during the reported period, whether paid or payable and (5) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.

As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding acquisition related and reorganization costs,  one time gain from acquisition and one time gain from the sale of HHNEC shares, interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.

EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) material amount of debt and other liabilities and having sufficient funds to satisfy our debt obligations and other liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received approximately $200 million in grants over the last ten years, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and recruitment and retention of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally, (xxv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxvi) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may dilute the shareholdings of current and future shareholders, (xxvii) successfully achieving ramping new technologies at TowerJazz's Japan fab and engaging new customers to utilize this fab at a level that will cover all of its cost; (xxviii) meeting regulatory requirements worldwide; and (xxix) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 noitle@towersemi.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	December 31,	December 31,
	2012	2011

A S S E T S

CURRENT ASSETS
Cash, short-term deposits and designated deposits	$133,398	$101,149
Trade accounts receivable	79,354	75,350
Other receivables	5,379	5,000
Inventories	65,570	69,024
Other current assets	14,804	15,567
Total current assets	298,505	266,090

LONG-TERM INVESTMENTS	12,963	12,644

PROPERTY AND EQUIPMENT, NET	434,468	498,683

INTANGIBLE ASSETS, NET	47,936	58,737

GOODWILL	7,000	7,000

OTHER ASSETS, NET	13,768	14,067

TOTAL ASSETS	$814,640	$857,221

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$49,923	$48,255
Trade accounts payable	81,372	111,620
Deferred revenue	1,784	5,731
Other current liabilities	36,240	64,654
Total current liabilities	169,319	230,260

LONG-TERM DEBT	288,954	301,610

LONG-TERM CUSTOMERS' ADVANCES	7,407	7,941

EMPLOYEE RELATED LIABILITES	77,963	97,927

DEFERRED TAX LIABILITY	26,804	20,428

OTHER LONG-TERM LIABILITIES	24,168	24,352

Total liabilities	594,615	682,518

SHAREHOLDERS' EQUITY (*)	220,025	174,703

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$814,640	$857,221

(*)
In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27), a Beneficial Conversion Feature (BCF) exists for bonds series F, which has been measured in accordance with such standards and classified during 2012 as a net increase of $109 thousands in shareholders’ equity with a correspondence decrease in the carrying value of the debentures presented as long term liabilities; said amount will be accreted through the remaining life of the debentures to the non-cash financing expenses.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Three months ended
	December 31,	December 31,
	2012	2011
	GAAP	GAAP
	(Unaudited)

REVENUES	$147,587	$174,584

COST OF REVENUES	139,017	157,010

GROSS PROFIT	8,570	17,574

OPERATING COSTS AND EXPENSES

Research and development	7,332	7,279
Marketing, general and administrative	10,755	13,297

	18,087	20,576

OPERATING LOSS	(9,517)	(3,002)

INTEREST EXPENSES, NET	(8,647)	(6,110)

OTHER FINANCING EXPENSE, NET	(7,614)	(5,852)

OTHER INCOME (EXPENSE), NET	78	(157)

LOSS BEFORE INCOME TAX	(25,700)	(15,121)

INCOME TAX BENEFIT (EXPENSE)	2,311	(1,580)
LOSS FOR THE PERIOD	$(23,389)	$(16,701)

Basic loss per ordinary share is $1.05 and $0.79 for the three months ended December 31, 2012 and December 31, 2011, respectively and the weighted average number of ordinary shares outstanding is 22,235 thousands and 21,217 thousands for these periods.

Loss per ordinary share includes the effect of the reverse stock split of one-for-fifteen effected on August 5, 2012.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Year ended		Year ended				Year ended
	December 31,		December 31,				December 31,
	2012	2011	2012		2011		2012	2011
	non-GAAP		Adjustments (see a, b, c, d, e, f, g below)				GAAP

REVENUES	$638,831	$611,023	$--		$--		$638,831	$611,023

COST OF REVENUES	405,398	392,132	154,648	(a)	134,066	(a)	560,046	526,198

GROSS PROFIT	233,433	218,891	(154,648)		(134,066)		78,785	84,825

OPERATING COSTS AND EXPENSES

Research and development	29,075	22,862	2,018	(b)	2,024	(b)	31,093	24,886
Marketing, general and administrative	39,171	40,698	5,242	(c)	7,541	(c)	44,413	48,239
Acquisition related and reorganization costs	--	--	5,789	(d)	1,493	(d)	5,789	1,493

	68,246	63,560	13,049		11,058		81,295	74,618

OPERATING PROFIT (LOSS)	165,187	155,331	(167,697)		(145,124)		(2,510)	10,207

INTEREST EXPENSES, NET	(31,808)	(27,797)	--	(e)	--	(e)	(31,808)	(27,797)

OTHER FINANCING EXPENSE, NET	--	--	(27,583)	(e)	(12,505)	(e)	(27,583)	(12,505)

GAIN FROM ACQUISITON	--	--	--		19,467	(d)	--	19,467

OTHER INCOME (EXPENSE), NET	(1,042)	(598)	--		14,058	(f)	(1,042)	13,460

PROFIT (LOSS) BEFORE INCOME TAX	132,337	126,936	(195,280)		(124,104)		(62,943)	2,832

INCOME TAX EXPENSE	(852)	(2,907)	(6,474)	(g)	(18,455)	(g)	(7,326)	(21,362)
NET PROFIT (LOSS) FOR THE PERIOD	$131,485	$124,029	$(201,754)		$(142,559)		$(70,269)	$(18,530)

NON-GAAP GROSS MARGINS	37%	36%

NON-GAAP OPERATING MARGINS	26%	25%

NON-GAAP NET MARGINS	21%	20%

(a)
Includes depreciation and amortization expenses in the amounts of $153,746 and $132,946 and stock based compensation expenses in the amounts of $902 and $1,120 for the years ended December 31, 2012 and 2011, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $1,304 and $1,174 and stock based compensation expenses in the amounts of $714 and $850 for the years ended December 31, 2012 and 2011, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $1,121 and $1,404 and stock based compensation expenses in the amounts of $4,121 and $6,137 for the years ended December 31, 2012 and 2011, respectively.

(d)	Includes acquisition costs, reorganization costs and gain from acquisition.
(e)	Non-GAAP interest expense, net and other financing expense, net include only interest on an accrual basis
(f)	Includes gain from the sale of HHNEC shares.
(g)	Non-GAAP income tax expenses include taxes paid during the period
(*)
Basic earnings per ordinary share according to non-GAAP results is $6.08 and $6.16 for the years ended December 31, 2012 and December 31, 2011, respectively and the weighted average number of ordinary shares outstanding is 21,623 thousands and 20,138 thousands for these periods.

Fully diluted earnings per share according to non-GAAP results would be $2.68 and $2.60 for the years ended December 31, 2012 and December 31, 2011, respectively, and the weighted average number of shares outstanding would be 49.0 million and 47.6 million for these periods. Fully diluted earnings results and quantities of number of shares outstanding exclude 7.4 million and 4.0 million for the years ended December 31, 2012 and 2011, respectively, of equity and debt vehicles that carry exercise price and conversion ratios, which are above the average price of the company’s stock in 2012 and 2011, respectively.

(*)	Share amounts reflect the one-to-fifteen reverse stock split effected on August 5, 2012.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	December 31,		December 31,				December 31,
	2012	2011	2012		2011		2012	2011
	non-GAAP		Adjustments (see a, b, c, d, e below)				GAAP

REVENUES	$147,587	$174,584	$--		$--		$147,587	$174,584

COST OF REVENUES	98,279	116,842	40,738	(a)	40,168	(a)	139,017	157,010

GROSS PROFIT	49,308	57,742	(40,738)		(40,168)		8,570	17,574

OPERATING COSTS AND EXPENSES

Research and development	7,138	6,551	194	(b)	728	(b)	7,332	7,279
Marketing, general and administrative	9,737	11,526	1,018	(c)	1,771	(c)	10,755	13,297

	16,875	18,077	1,212		2,499		18,087	20,576

OPERATING PROFIT (LOSS)	32,433	39,665	(41,950)		(42,667)		(9,517)	(3,002)

INTEREST EXPENSES, NET	(8,647)	(6,110)	--	(d)	--	(d)	(8,647)	(6,110)

OTHER FINANCING EXPENSE, NET	--	--	(7,614)	(d)	(5,852)	(d)	(7,614)	(5,852)

OTHER INCOME (EXPENSE), NET	78	(157)	--		--		78	(157)

PROFIT (LOSS) BEFORE INCOME TAX	23,864	33,398	(49,564)		(48,519)		(25,700)	(15,121)

INCOME TAX BENEFIT (EXPENSE)	(1,937)	509	4,248	(e)	(2,089)	(e)	2,311	(1,580)
NET PROFIT (LOSS) FOR THE PERIOD	$21,927	$33,907	$(45,316)		$(50,608)		$(23,389)	$(16,701)

NON-GAAP GROSS MARGINS	33%	33%

NON-GAAP OPERATING MARGINS	22%	23%

NON-GAAP NET MARGINS	15%	19%

(a)
Includes depreciation and amortization expenses in the amounts of $40,539 and $39,917 and stock based compensation expenses in the amounts of $199 and $251 for the three months ended December 31, 2012 and 2011, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $33 and $526 and stock based compensation expenses in the amounts of $161 and $202 for the three months ended December 31, 2012 and 2011, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $208 and $332 and stock based compensation expenses in the amounts of $810 and $1,439 for the three months ended December 31, 2012 and 2011, respectively.

(d)	Non-GAAP financing expense, net includes only interest on an accrual basis.
(e)	Non-GAAP interest expense, net and other financing expense, net include only interest on an accrual basis
(*)
Basic earnings per ordinary share according to non-GAAP results is $0.99 and $1.60 for the three months ended December 31, 2012 and December 31, 2011, respectively and the weighted average number of ordinary shares outstanding is 22,235 thousands and 21,217 thousands for these periods.

Fully diluted earnings per shares according to non-GAAP results would be $0.45 and $0.70 for the three months ended December 31, 2012 and December 31, 2011, respectively, and the weighted average number of shares outstanding would be 48.9 million and 48.6 million for these periods. Fully diluted earnings results and quantities of number of shares outstanding exclude 22.7 million and 4.0 million for the three months ended December 31, 2012 and 2011, respectively, of equity and debt vehicles that carry exercise price and conversion ratios, which are above the average price of the company’s stock in 2012 and 2011, respectively.

(*)	Share amounts reflect the one-to-fifteen reverse stock split effected on August 5, 2012.